UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-36144

QUNAR CAYMAN ISLANDS LIMITED

17th Floor, Viva Plaza, Building 18, Yard 29,

Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUNAR CAYMAN ISLANDS LIMITED

	By:	/s/ Yilu Zhao
	Name:	Yilu Zhao
	Title:	Chief Financial Officer

Date: July 2, 2015

Exhibit Index

Exhibit 99.1—Press Release: Qunar Receives Final Judgment in Its Dispute With eLong